Ignis Petroleum Group, Inc.
One Legacy Town Center
7160 Dallas Parkway, Suite 380
Plano, Texas 75024

September 12, 2007

VIA EDGAR AND FACSIMILE

Kevin Stertzel, Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Ignis Petroleum Group, Inc.
Current Report on Form 8-K, Filed August 21, 2007

Dear Mr. Stertzel:

The following response addresses the comment of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in a comment letter dated August 24, 2007 (the “Letter of Comment”) regarding the Current Report on Form 8-K (the “Report”) of Ignis Petroleum Group, Inc. (the “Company”) filed with the Commission on August 21, 2007.  We plan to deliver to you via facsimile, immediately following our filing of this response with the Commission, a marked copy of an amendment to the Report showing proposed revisions in furtherance of the Staff’s comment. The response set forth herein refers to the specific comment appearing in the Letter of Comment.

Form 8-K, Filed August 21, 2007

1.
We note your disclosure that indicates your “annual report on Form10-KSB for the fiscal year ended June 30, 2006 and subsequent interim reports filed during fiscal 2006 should not be relied upon.” Please modify your disclosure to clarify the specific interim periods you are referring to. Also, it appears you may be referring to subsequent interim reports filed during fiscal 2007 rather than 2006.

Response

We have reviewed the comment above and plan to file an amendment to the Report modifying the cited disclosure to provide that “...our annual report on Form 10-KSB for the fiscal year ended June 30, 2006 and each of our quarterly reports on Form 10-QSB for the quarterly periods ended March 31, 2006, September 30, 2006, December 31, 2006 and March 31, 2007 should not be relied upon.” We also intend to add the following sentence to our amendment: “[a]s soon as practicable following completion of the re-audit, we plan to file amendments to each of our quarterly reports on Form 10-QSB for the quarterly periods ended March 31, 2006, September 30, 2006, December 31, 2006 and March 31, 2007.”

September 12, 2007

As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing appropriately addresses the issues raised by the Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ SHAWN L. CLIFT
Shawn L. Clift
Chief Financial Officer